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SEC Mail Processing Section

13010262

ISSION

JAN 29 2013

Washington DC 401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/2011 (MM/DD/YY) AND ENDING 11/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Reaves & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 18th Floor

(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pass 201-793-2364

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc., as of November 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

JOHN S. MARAVIGLIA
ID # 2343634
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/8/2016

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2012

W.H. REAVES & CO., INC.

INDEX TO THE STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2012

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To W. H. Reaves & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2012, which were agreed to by W. H. Reaves & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

January 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended November 30, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-022142 FINRA NOV 12/9/1977

W H Reaves & Co Inc
10 Exchange Place
Jersey City, NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Maraviglia, (201) 793-2358

2. A. General Assessment (item 2e from page 2) $30,996
   B. Less payment made with SIPC-6 filed (exclude interest) (14,793)
   08/07/12
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 16,203
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $16,203
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $16,203
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W H Reaves & Co Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of December, 20 12.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Dec. 1, 2011 and ending Nov. 30, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $12,635,425

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 237,039

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 237,039

2d. SIPC Net Operating Revenues $12,398,386

2e. General Assessment @ .0025 $30,996

(to page 1, line 2.A.)

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To W.H. Reaves & Co., Inc.:

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of November 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 28, 2013

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2012

ASSETS

Cash and cash equivalents	$	5,578,485
Receivables from clearing organizations		259,860
Advisory fees receivable		1,650,513
Deposits with clearing organizations		150,939
Exchange memberships		2,200
Property and equipment, net		35,037
Other assets		332,296
Total Assets	$	8,009,330

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses	$	1,324,394		
Bonuses payable		3,725,000		
Income taxes payable		6,600		
Prepaid advisory fees		105,920		
Deferred rent liability		60,221		
Total Liabilities			$	5,222,135
Stockholders' Equity				
Common stock, $1 par value:				
Authorized - 18,200 voting and 1,800 nonvoting shares				
Issued and Outstanding - 2,380 shares - Class A Voting		2,380		
Issued and Outstanding - 8 shares - Class B Non-voting		8		
Additional paid-in capital		2,098,226		
Retained earnings		686,581		
Total Stockholders' Equity				2,787,195
Total Liabilities and Stockholders' Equity			$	8,009,330

See accompanying notes to the financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash equivalents consists of highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advisory fees are generally received monthly or quarterly and are recognized on a pro rata basis based on the terms of the customer agreements, net of referral fees. The Company earns commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions are recorded on a settlement date basis, which is not materially different from a trade date basis.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is a taxed as a C corporation for Federal and New Jersey state tax purposes, whereby the Companies' income is taxed at the Corporation level. The tax years that remain subject to examination by taxing authorities are 2010, 2009 and 2008.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At November 30, 2012, the Company had net capital of $766,649 which was $418,506 in excess of its required minimum net capital of $348,143. The Company's ratio of aggregate indebtedness to net capital was 6.81 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	November 30, 2012
Furniture and fixtures	$ 11,525
Computers	156,533
Leasehold improvements	55,961
	224,019
Less: accumulated depreciation	(188,982)
	$ 35,037

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase amount is based upon a percentage of the book value of the Company, as defined in the agreement.

On August 14, 2012, the Company repurchased and cancelled 280 shares of Class A Voting Common Shares and sold an equal amount of Class A Voting Common Shares to 8 key employees, all of which were existing shareholders, based on the percentage of the book value of the Company as of May 31, 2012.

In addition, on August 14, 2012, the Company repurchased and cancelled 5 shares of the currently authorized and issued Class A Voting Common Shares with a par value of $1.00 and issued and sold an equal amount of Non-voting Class B Common Shares with a par value of $1.00 to 2 key employees, based on the percentage of the book value of the Company as of May 31, 2012.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under operating leases expiring through 2015. These leases required the Company to pay additional rentals for increases in operating expenses and real estate taxes. The Company also leases office space at another location expiring in January 2013.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of November 30, 2012 are as follows:

Years Ending November 30,	Operating Leases
2013	$ 283,640
2014	283,640
2015	260,003
Total minimum lease payments	$ 827,283

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All amounts held at the banks are fully insured by the FDIC at November 30, 2012.

NOTE 6 - RELATED PARTIES

An employee of the Company has an incentive arrangement whereby he is entitled to a certain percentage of a portion of the advisory fee revenue earned by the Company in a given year. At November 30, 2012, approximately $172,000 was payable.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 28, 2013, which is the date the financial statements were available to be issued.

Anchin, Block & Anchin LLP
1375 Broadway
New York, NY 10018
212 840-3456
www.anchin.com